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                                              FOR FURTHER INFORMATION CONTACT:
                                              --------------------------------
                                              Pier C. Borra
                                              Chairman, President and
                                              Chief Executive Officer
                                              (419) 227-3000

                                              Mollie Leiser
                                              Edelman Financial
                                              (212) 704-8292

FOR IMMEDIATE RELEASE
- ---------------------

                       ARBOR HEALTH CARE COMPANY ANNOUNCES
                                MANAGEMENT CHANGE

LIMA, OH, JUNE 21, 1996 -- ARBOR HEALTH CARE COMPANY (NASDAQ: AHCC), today announced the promotion of Dennis R. Smith to Senior Vice President - Finance and Chief Financial Officer, replacing Stephen M. Mengert. Mr. Mengert is leaving the Company due to family matters.

Mr. Smith, 42, most recently served as Arbor's Controller and Chief Accounting Officer, a position he held since 1994. In this capacity, Mr. Smith was responsible for financial analysis and the overseeing of all accounting and SEC functions.

Prior to joining Arbor, Mr. Smith was Corporate Controller for Traid Healthcare, a spin-off of Nu-med, Inc. (Nasdaq: NUMS), a hospital, home health, nursing and rehabilitation/psychiatric services company. Earlier, he was Treasurer and Vice President of Corporate Finance at Nu-med. Before that, Mr. Smith held positions as the Senior Audit Manager of the health care audit department at the Los Angeles office of Deloitte & Touche and as the Chief Financial Officer of Valley Healthcare, Inc.

"Dennis' extensive experience in finance in the health care industry, including public accounting, accounting consulting and corporate finance, has been an important asset to Arbor. We are fortunate that he will further his career at Arbor, and look forward to his contributions, particularly in the acquisition and growth areas of the Company," said Pier C. Borra, Arbor's Chairman, President and Chief Executive Officer.

Mr. Smith holds a B.S. in Accounting from Brigham Young University and is an advanced member of the Healthcare Financial Management Association. He is also a member of The American Institute of Certified Public Accountants, the California Society of Certified Public Accountants and the Ohio Society of Certified Public Accountants. Mr. Smith and his family reside in Lima, Ohio.

Arbor Health Care Company provides subacute medical services, including medical rehabilitation, ventilator weaning and respiratory therapy, and complex medical services such as cardiac recovery, infusion therapy and wound care, as well as basic health care services for geriatric or chronically ill patients. With the opening of its newest facility in Sylvania, the Company operates 28 licensed nursing centers in five states with a total of 3,323 beds. Arbor's Pharmacy Division serves approximately 17,000 beds, including 3,100 Arbor beds, in Ohio and Florida.

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